Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of . . . . . . July 2002

.........Teva Pharmaceutical Industries Limited..........
(Translation of registrant's name into English)

..............5 Basel Street, P.O. Box 3190...............
................Petach Tikva 49131, Israel................
(Address of principal executive offices)

Teva Pharmaceutical Industries Ltd. Web Site: www.tevapharm.com

Contacts: Dan Suesskind
Chief Financial Officer
Teva Pharmaceutical Industries Ltd.
(011) 972-2-589-2840

Bill Fletcher
President and CEO
Teva Pharmaceuticals North America
(215) 591-8800

Dorit Meltzer
Director, Investor Relations
Teva Pharmaceutical Industries Ltd.
(011) 972-3-926-7554

FOR IMMEDIATE RELEASE

TEVA ANNOUNCES APPROVAL OF TIZANIDINE HCl TABLETS

Jerusalem, Israel, July 3, 2002 – Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) announced today that the U. S. Food and Drug Administration has approved the company's ANDA for Tizanidine HCl Tablets, 2 mg and 4 mg. Shipments are to begin immediately.

Tizanidine HCl Tablets are the AB-rated generic equivalent of Elan Pharmaceuticals Zanaflex® Tablets which are indicated for the treatment of muscle spasticity.

The brand product had annual sales of approximately $178 million.

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 35 pharmaceutical companies and among the largest generic pharmaceutical companies in the world. Over 80% of Teva's sales are in North America and Europe. The company develops, manufactures and markets generic and branded human pharmaceuticals and active pharmaceutical ingredients.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned.

Teva Pharmaceutical
Industries Limited
....
(Registrant)

By: [signature]
Dan Suesskind
Chief Financial Officer

Date: ..July 8, 2002..........